Exhibit 99.1

IM Cannabis Enters into Agreement to Sell IMC Holdings and European-
Focused Assets

Transaction Expected to Result in an Improvement of Approximately C$3 Million in Shareholders’ Equity

TORONTO and GLIL YAM, Israel, August 17, 2026 /PRNewswire/ -- IM Cannabis Corp. (“IMCC” or the “Company”) (Nasdaq: IMCC) today announced that, further to its press release dated June 18, 2026, it has entered into a definitive share purchase agreement dated August 16, 2026 (the “Share Purchase Agreement”) with Slil.com Holding Ltd. (“Slil”) and I.M.C. Holdings Ltd. (“IMC Holdings”) pursuant to which the Company has agreed to sell to Slil all of the issued and outstanding shares of IMC Holdings (the “Transaction”).

Prior to closing, IMC Holdings will complete a pre-closing reorganization pursuant to which the Company’s Israeli operations will be transferred out of IMC Holdings and retained by the Company. Following completion of the pre-closing reorganization, IMC Holdings is expected to hold, as its material assets, the equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme (together, the “Target Subsidiaries”), together with certain liabilities of IMC Holdings and/or its subsidiaries that will remain with IMC Holdings following closing of the Transaction and that are assumed or retained by Slil as part of the Transaction (the “Retained Liabilities”).

The Company expects the Transaction to improve its shareholders’ equity, reduce liabilities associated with IMC Holdings, improve working capital and streamline its corporate structure. Following completion of the Transaction, the Company expects to focus its resources on its retained Israeli medical cannabis operations while continuing to evaluate additional opportunities. Based on management’s current pro forma analysis, the Company expects the Transaction to result in an improvement of approximately C$3 million in shareholders’ equity.

The consideration for the Transaction consists of prior aggregate C$3,000,000 advance payments made by Slil, and an affiliate of Slil, as applicable, to the Company, receipt of which is acknowledged under the Share Purchase Agreement, together with Slil’s assumption of the Retained Liabilities, which shall not materially exceed C$9,400,000 in the aggregate unless otherwise adjusted by mutual agreement of the parties. No securities of IMCC or IMC Holdings are being issued or exchanged as part of the Transaction.

Closing is subject to customary conditions, including completion of the pre-closing reorganization, receipt of a valid tax certificate from the Israel Tax Authority, and other required consents and approvals. The outside date for closing is September 30, 2026.

Upon closing, IMCC will retain its core Israeli medical cannabis operations and related subsidiaries.

In connection with the Transaction, the board of directors of the Company (the "Board") has commissioned (x) a special committee of the Board comprised solely of independent directors (the "Special Committee") to review and evaluate the Transaction; and (y) Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel and an arm's length independent third-party, to prepare a report to assist with determining the fairness of the Transaction.

Related Party Transaction and MI 61-101

The Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Slil is beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer, a director, securityholder and debtholder.

In connection with the Transaction, the Company intends to rely on the financial hardship exemptions from the formal valuation requirement and minority approval requirement under sections 5.5(g) and 5.7(1)(e) of MI 61-101, respectively. The Company is relying on these exemptions on the basis that, among other things: (i) the Company is in serious financial difficulty; (ii) the Transaction is designed to improve the financial position of the Company; (iii) the circumstances described in section 5.5(f) of MI 61-101 are not applicable; (iv) the Board, acting in good faith, and at least two-thirds of the Company’s independent directors, acting in good faith, have determined (i) and (ii) apply and that the terms of the Transaction are reasonable in the circumstances of the Company; and (v) there is no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of any class of affected securities.

Although the Company intends to rely on the financial hardship exemption from the formal valuation requirement under MI 61-101, the Company is obtaining a valuation or financial analysis from Beta Finance T.Y.S Ltd. to assist the Special Committee and the Board in their consideration of the Transaction. Such valuation or financial analysis is not intended to constitute a “formal valuation” within the meaning of MI 61-101. Further details will be included in a material change report to be filed by the Company.

The Company expects to close the Transaction less than 21 days after the filing of the material change report in respect of the Transaction. The Company believes this shorter period is reasonable and necessary in the circumstances given the Company’s financial condition, liquidity position, debt obligations and the anticipated benefits of completing the Transaction on an expedited basis.

About IMCC

IMCC (Nasdaq: IMCC) is an international company currently operating a medical cannabis platform serving patients in Israel and, through Adjupharm GmbH, Germany. Following completion of the Transaction, the Company expects to retain its Israeli medical cannabis operations and the German operations conducted through Adjupharm GmbH are expected to be held by IMC Holdings, which will be owned by Slil.

The IMCC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC’s products throughout the value chain.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by words such as “may”, “will”, “could”, “would”, “should”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “estimate”, “likely”, “potential”, “proposed” and similar expressions, or statements that events, conditions or results “may”, “will”, “could”, “would” or “should” occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements regarding: the completion of the Transaction; the satisfaction of customary conditions to closing of the Transaction; the expected timing of closing of the Transaction, including the outside date of September 30, 2026; the completion of the pre-closing reorganization; the assets and liabilities expected to remain in IMC Holdings following the pre-closing reorganization; the transfer of the Company’s Israeli operations out of IMC Holdings and the Company’s retention of its Israeli operations following completion of the Transaction; the expected consideration for the Transaction, including the treatment of the C$3,000,000 advance payment and the assumption of Retained Liabilities; the expected amount of Retained Liabilities; the anticipated effect of the Transaction on the Company’s debt, shareholders’ equity, working capital, cash flow, corporate structure, financial condition, going concern position and ability to focus on its Israeli business; the receipt of a valid tax certificate from the Israel Tax Authority and any other required consents, approvals or clearances; the intended reliance by the Company on the financial hardship exemptions under MI 61-101 from the formal valuation and minority approval requirements; the determinations of the Board and independent directors in respect of the Company’s financial difficulty, the expected improvement in the Company’s financial position and the reasonableness of the terms of the Transaction; the availability of the MI 61-101 exemptions; the preparation, receipt, use or conclusions of any valuation or financial analysis obtained by the Company in connection with the Transaction; the Company’s disclosure and filing obligations in respect of the Transaction including a material change report; and the Company’s future business focus and pursuit of additional opportunities following completion of the Transaction.

Forward-looking statements are based on a number of assumptions, including, among others: that the parties will complete the pre-closing reorganization as currently contemplated; that the parties will satisfy or waive, as applicable, the conditions to closing under the Share Purchase Agreement; that the Retained Liabilities and the consideration for the Transaction will be treated as currently contemplated; that the required tax certificate and any required consents, approvals or clearances will be obtained on acceptable terms and within the expected timeframe; that the Transaction will be completed on the terms and within the timeframe currently anticipated; that the Company will be able to rely on the financial hardship exemptions under MI 61-101; that the Board and independent directors have made, and continue to be able to make, the determinations required to support reliance on those exemptions; that there is no requirement, corporate or otherwise, to hold a meeting to obtain approval of holders of any class of affected securities; that the valuation or financial analysis obtained by the Company remains appropriate for the purposes for which it was obtained; that there has been no material change since the valuation date that would reasonably be expected to materially affect the valuation or financial analysis; and that the anticipated financial and operational benefits of the Transaction will be realized substantially as expected.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation: the risk that the Transaction is not completed on the terms or within the timeframe currently contemplated, or at all; the risk that the pre-closing reorganization is not completed as contemplated or gives rise to unexpected tax, regulatory, operational or other consequences; the risk that required consents, approvals, releases, tax certificates or clearances are not obtained, are delayed or are obtained on terms that are not acceptable; the risk that the Retained Liabilities or other liabilities associated with IMC Holdings or the Target Subsidiaries differ from the amounts currently expected; the risk that the anticipated improvement in shareholders’ equity, working capital, cash flow, debt levels or financial condition is not realized or is less than expected; the risk that the Company is unable to rely on the financial hardship exemptions under MI 61-101 or that the facts supporting reliance on those exemptions change; the risk that the valuation or financial analysis obtained by the Company does not support the Transaction as anticipated or requires update or revision; the risk of claims, litigation or regulatory review relating to the Transaction, the related-party nature of the Transaction, the approval process, the pre-closing reorganization, the valuation or financial analysis, or the Company’s reliance on exemptions under MI 61-101; the risk that the Company is unable to maintain or regain compliance with the continued listing requirements of Nasdaq Stock Market LLC; the risk that the Company’s retained Israeli operations do not perform as expected; risks relating to the Company’s liquidity position, going concern disclosure, debt obligations and ability to raise additional capital; risks relating to the medical cannabis industry in Israel, Germany and other jurisdictions in which the Company and its subsidiaries operates; risks relating to regulatory changes, licensing, supply chain constraints, competition, product liability, reliance on key personnel, war, conflict and civil unrest in the Middle East and Eastern Europe; and the other risks, uncertainties and factors described under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Forward-looking statements are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such statements are made. The Company does not undertake any obligation to update any forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com